

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

October 15, 2015

Ossen Innovation Co., Ltd.
Feng Ping
Chief Financial Officer
518 Shangcheng Road, Floor 17
Shanghai, 200120, People's Republic of China

> **Re:** **Ossen Innovation Co., Ltd.**
> **Form 20-F**
> **Filed April 28, 2015**
> **File No. 1-34999**

Dear Mr. Ping:

We have reviewed your October 9, 2014, response to our comment letter and have the following comments. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2015.

Form 20-F for the Fiscal Year Ended December 31, 2014

Report Of Independent Registered Public Accounting Firm, pages F-1 and F-2

1. Your auditors' reports refer to financial statements schedules listed in an "accompanying index." Please revise the contents page that precedes your auditors' reports to identify this page as an index and separately identify F-46 through F-48 as the pages where your financial statement schedules are located. In this regard, we note that your financial statement schedules are not presented as a note to your financial statements.

Item 15. Controls and Procedures, page 81

Condensed Balance Sheets as of December 31, 2014 and 2013, page F-46

2. We note that your shareholders' equity balances do not agree to your consolidated balance sheet balances on page F-3. Please reconcile the differences and provide an explanation for each adjustment so that we may better understand your accounting.

Please note that parent company financial statements should present investments in subsidiaries based upon the parent's proportionate share of the subsidiaries' net assets. As a result, total stockholders' equity, net income, and comprehensive income amounts (attributable to the parent company) presented in the parent company financial statements should be equal to the corresponding consolidated amounts. In this regard, please address why your parent only financial statements do no present comprehensive income.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jean Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence Craig Slivka, Special Counsel, at (202) 551-3729 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction